Exhibit 99.1

i-80 Gold to Host Annual General Meeting, Investor Day & First Quarter Results

RENO, Nev., May 1, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that it will hold an "Investor Day" presentation immediately following its Annual General Meeting (AGM) on May 9, 2023, being held at Bennett Jones LLP office - 100 King St W Suite 3400, Toronto in the Canada Boardroom on the 34th floor. The in-person AGM will begin at 4:00pm EST followed by the Investor Day presentation commencing at 4:30pm EST. The presentation can also be accessed via a conference call and webcast (details below). Investors are invited to attend the event in–person where they can meet and discuss details with members of i-80's Board of Directors and Management Team.

Among other things, the Investor Day presentation will provide a comprehensive update on the multiple exploration and development initiatives being advanced by the Company and will highlight numerous achievements realized over the past year including:

1.	Substantial exploration successes at Ruby Hill and Granite Creek;
2.	A detailed update on the acquisition of Paycore Minerals and the FAD deposit;
3.	An update on the underground drilling and development program at McCoy-Cove;
4.	Operational updates from all project sites including continued advancements at Granite Creek; and
5.	Expected deliverables and catalysts for the remainder of 2023.

The Company expects to release Q1 2023 financial and operating results prior to the AGM on May 9, 2023 and will discuss further at the Investor Day presentation.

Investor Day Webcast & Conference Call

The Company will host a live conference call and webcast on May 9, 2023, commencing at 4:30 pm ET, providing the opportunity for analysts and investors to ask questions of i-80 Gold's executive team.

Conference Call

North American Toll-free: 1-888-664-6383
Local: Toronto: 1-416-764-8650

Webcast Link

https://app.webinar.net/AyeNd3zbxWk

In response to Glass Lewis, a proxy advisory firm, the Company is setting out the attendance of directors at meetings of the Company's standing committees held in the financial year ended December 31, 2022. This information is being provided in addition to the previously disclosed attendance of directors at meetings of the Company's board held in the financial year ended December 31, 2022 set forth in the management information circular for the annual meeting of shareholders of the Company dated April 4, 2023.

	Board		Audit Committee		Compensation Committee		Governance & Nominating Committee		Health, Safety, Environment & Sustainability Committee		Overall Attendance
	Number	%	Number	%	Number	%	Number	%	Number	%	Number (%)
Ron Clayton	6/6	100	—	—	—	—	—	—	4/4	100	10/10 (100%)
Ewan Downie	6/6	100	—	—	—	—	—	—	4/4	100	10/10 (100%)
John Seaman	6/6	100	4/4	100	3/3	100	—	—	—	—	13/13 (100%)
John Begeman	6/6	100	4/4	100	3/3	100	3/3	100	—	—	16/16 (100%)
Greg Smith	6/6	100	4/4	100	—	—	—	—	4/4	100	14/14 (100%)
Arthur Einav	6/6	100	—	—	3/3	100	3/3	100	—	—	12/12 (100%)
Eva Bellissimo	6/6	100	—	—	—	—	3/3	100	—	—	9/9 (100%)
TOTAL (%):	100%		100%		100%		100%		100%

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 01-MAY-23